June 26, 2025

Corey Dias
Chief Executive Officer
Anfield Energy Inc.
2005-4390 Grange Street, Burnaby
British Columbia, Canada, V5H 1P6

       Re: Anfield Energy Inc.
           Amendment No. 2 to Draft Registration Statement on Form 20-F Submitted June 20, 2025
           CIK 0001519469
Dear Corey Dias:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 10, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form 20-F
D. Property, Plants, and Equipment, page 17

1. We note your revised resource tables include the commodity price assumption for uranium in Table 2 and the commodity price assumption for vanadium in Table 3.
       Considering that your cut-off grade equation includes a revenue component for uranium and a revenue component for vanadium, please revise the footnotes to Table
       2 to include the commodity price assumption for uranium and the commodity price assumption for vanadium. Similarly, please revise the footnotes to Table 3 to include the commodity price assumption for uranium and the commodity price assumption for vanadium.
 June 26, 2025
Page 2

Item 8. Financial Information
Notes to Consolidated Financial Statements
Note 6. Property and Equipment, page FS-14

2. We note your response to prior comment 10, including your revised disclosure that
       states,    In determining the fair value less cost of disposal, the
Company concluded
       that the replacement cost method was the most appropriate basis. This resulted in a recoverable amount of $30,221,000. Reasonably possible changes in key assumptions would not cause the recoverable amount of the Shootaring mill to fall below the
       carrying value.    Please provide the required disclosures pursuant to
paragraph 130(f)
       of IAS 36.
        Please contact Myra Moosariparambil at 202-551-3796 or Steve Lo at 202-551-3394
if you have questions regarding comments on the financial statements and related matters.
You may contact John Coleman at 202-551-3610 with questions regarding engineering comments. Please contact Cheryl Brown at 202-551-3905 or Irene BarberenaMeissner at 202-
551-6548 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Richard Raymer, Esq.